UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): February 1, 2021

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Effective February 1, 2021, Iron Bridge Mortgage Fund, LLC (the “Company”) issued Class A Units, Class B Units and Class C Units of membership interest in the Company in the Recapitalization described below under Item 9 OTHER EVENTS. The Company issued 3,071,780 Class A Units, 18,679,582 Class B Units, and 23,850,034 Class C Units, each in exchange for consideration of $1.00 per unit. The term of each class of the units are described in greater detail below.

The securities offered and sold were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were sold on February 1, 2021 pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder.

ITEM 9. OTHER EVENTS

Effective February 1, 2021, Iron Bridge Mortgage Fund, LLC (the “Company”) consummated a recapitalization transaction (“Recapitalization”) whereby:

•	The Company adopted a Second Amended and Restated Operating Agreement (“Second Amended Operating Agreement”) that, among other changes, created four classes of membership interests consisting of Class A, Class B, Class C and Class D Units (collectively “Units”).

•	The Class A Units are being issued to employees of the Company’s Manager, Iron Bridge Management Group, LLC (the “Manager”), and/or their tax-advantaged accounts. The return on these Class A Units is intended to replace the right of the Manager to receive “Performance Fees” under the Company’s first Amended and Restated Operating Agreement (“First Amended Operating Agreement”).

•	The membership interests of the Company that were outstanding at the time of the Recapitalization (“Former Equity”) were exchanged for Class B Units.

•	The Company’s subordinated secured, six percent interest rate, six month maturity, promissory notes (the “Junior Notes”) were, at the election of the holders, converted into Class C Units of the Company.

•	A new Class D Unit was created. No Class D Units were issued in the Recapitalization and no Class D Units are outstanding.

All of the Units, by virtue of being equity, are subordinate to the Senior Secured Demand Notes, though the terms for redemption of the Units may result in the Company having less cash flow available to pay the Senior Notes at maturity, and a reduction in Equity Program capital protection for Senior Notes. The Second Amended Operating Agreement and the related Recapitalization were approved by the holders of a majority of the principal amount of the Senior Secured Demand Notes (“Senior Notes”). The terms of such consent are as set forth in the Form of Consent, a copy of which is attached hereto as Exhibit 16.1.

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Class A Units/Management Fees

Under the Company’s First Amended Operating Agreement, the Manager was entitled to two fees from two sources: (1) a “Base Management Fee” and (2) a “Performance Fee”. The Base Management Fee related to servicing investments and was equal to one twelfth of 3% of the principal amounts of each investment, payable monthly (i.e. 3% per year). The Base Management Fee was reduced by the amount of any employee expense for which the Manager was reimbursed by the Company. The Performance Fee was equal to 50% of all net income (computed without regard to the Performance Fee but taking into account the Base Management Fee), after application of the 10% cumulative non-compounding preferred return payable to the Former Equity under the First Amended Operating Agreement, and was calculated and payable in arrears at the end of each month.

Effective upon the Recapitalization, the Performance Fee was eliminated, and instead Class A Units were issued to employees of the Manager or their tax-advantaged accounts. The Class A Units are entitled to 90% of distributions of available cash derived from Company profits, after the payment of all accrued preferred returns on the Class B, Class C, and Class D Units. The Class A Units will also be entitled to the return of their unreturned capital contributions in a liquidation or similar distribution event, as well as 90% of distributions from such event after all Units have received all accrued and payable preferred returns and all unreturned capital contributions.

Class B Units (Former Equity)

Under the First Amended Operating Agreement, there was only one class of equity, the Former Equity. Effective upon the Recapitalization, the Former Equity was exchanged for new Class B Units.

The Class B Units will be entitled to a cumulative, non-compounded Preferred Return of 9% per annum on the unreturned capital contributions of the Class B Member. The Class B Units will also participate pro rata with the Class C Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid preferred returns have been paid. The Class B Units, upon a liquidation or similar distribution, are entitled, after payment of any accrued and unpaid preferred return and unreturned capital contributions to the Class C Units and Class D Units, to their accrued and unpaid Preferred Return and unreturned capital contributions, as applicable, and will participate pro rata with the Class C Units and Class D Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid preferred return and unreturned capital contributions. Class B Units were only issued to holders of Former Equity, or in limited circumstances Junior Notes.

Class C Units (Junior Notes)

Effective upon the Recapitalization, all of the Junior Notes were exchanged for Class C Units. The Class C Units are entitled to a cumulative, non-compounded preferred return of 6% per annum on the unreturned capital contributions associated with the Class C Units. The Class C Units will also participate pro rata with the Class B Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been made. The Class C Units, upon a liquidation or similar distribution, are entitled, after payment of any accrued and unpaid Preferred Return and unreturned capital contributions to the Class D Units, to their accrued and unpaid Preferred Return and unreturned capital contributions, as applicable, and will participate pro rata with the Class B Units and Class D Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and unreturned capital contributions. Class C Units were only issued to holders of Junior Notes, or in some cases Former Equity.

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Class D Units (New Class)

Under the Second Amended Operating Agreement, the Company also has a new class of equity, the Class D Units, which would be entitled to a cumulative, non-compounded preferred return of 5% per annum on the unreturned capital contributions associated with the Class D Units. The Class D Units will also participate pro rata with the Class B Units and Class C Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been made to Class B, Class C, and Class D Units. The Class D Units, upon a liquidation or similar distribution, are entitled to their accrued and unpaid Preferred Return and unreturned capital contributions before payments are made to any other Units, as applicable, and will participate pro rata with the Class B Units and Class C Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and unreturned capital contributions, after payment of secured obligations.

No Class D Units have been issued at this time.

Class Limitation

The Second Amended Operating Agreement limits the Company’s ability to issue additional Class C Units or Class D Units during any period of time when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company. The Company is also limited from redeeming any Class A Units or Class B Units when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company (“Class Limitation”).

Redemption Rights

Redemption at the Election of the Company. Under the Second Amended Operating Agreement, the Manager will have the right to unilaterally redeem on behalf of the Company all or any portion of a member’s Units, as applicable, at any time by payment of any accrued but unpaid Preferred Return applicable to such Units being redeemed together with the unreturned capital contribution of such Units. This Manager right will be suspended however during any period when the Manager has suspended processing Redemption Requests as discussed below, or with respect to the Class A Units or Class B Units, if such redemption would cause a violation the Class Limitation as described above.

Redemption at the Election of the Members. Any Member shall have the right to require a redemption of all or a portion of its Units by submitting a written request (a “Redemption Request”) to the Manager. In connection with a Redemption Request, the Member requesting redemption shall be entitled to receive an amount equal to any accrued but unpaid Preferred Return applicable to such Units being redeemed, together with the unreturned capital contribution of such Units being redeemed. Such Redemption Request will be processed by the Company in the order received, subject to the Class Limitation described above.

If the Company has unfulfilled Redemptions Requests at any time from Members collectively holding more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests.

The other material terms of the Units are as set forth in the Second Amended Operating Agreement, a copy of which is attached hereto as Exhibit 2.1.

Exhibits

2.1	Second Amended and Restated Operating Agreement.
6.1	Consent Form (Senior Secured Notes)
6.2	Consent Agreement, dated January 31, 2021, by and between Carr Butterfield, LLC (Collateral Agent) and Iron Bridge Mortgage Fund, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: February 1, 2021	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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